UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42013

SuperX AI Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Appointment of Chief Investment Officer

On June 1, 2026, the board of directors (the “Board”) of SuperX AI Technology Limited (the “Company”) appointed Mr. Jie Yang (Jack Yang) (“Mr. Yang”), who currently serves as an Executive Director of the Company, as the Chief Investment Officer of the Company, effective June 1, 2026. Mr. Yang will continue to serve as an Executive Director of the Company. In connection with Mr. Yang’s appointment, the Board also approved the establishment of an Investment Committee, to operate under Mr. Yang’s oversight, to review and approve the Company’s material capital expenditure and merger and acquisition proposals.

The biographical information of Mr. Yang is set forth below:

Mr. Yang is a seasoned finance and energy investment professional with over 30 years of leadership experience in global energy infrastructure and strategic investments, and has been an important promoter of energy cooperation among Canada, the United States and China. Mr. Yang founded and served as the Chief Executive Officer of the Canada-China Global Natural Resources Investment Fund, a US$10 billion initiative launched in 2012. He has held executive and director roles in publicly listed energy companies and is currently leading AI-focused energy infrastructure projects in Canada, Saudi Arabia, Oman, Ethiopia and Rwanda. Mr. Yang has deep expertise in the areas of energy, energy infrastructure and data centers. Mr. Yang currently serves as a director of China Oil and Gas Group Limited, a company listed on The Stock Exchange of Hong Kong Limited; Henry Bath, a United Kingdom company and a member of the Mercuria group; and EMC Financials Ltd., the general partner of the Canada-China Global Natural Resources Investment Fund.

Mr. Yang’s existing employment agreement with the Company, dated August 1, 2025, remains in effect, and there are no changes to the terms in connection with his appointment as Chief Investment Officer.

There are no arrangements or understandings between Mr. Yang and any other person pursuant to which he was appointed as Chief Investment Officer, and there are no family relationships between Mr. Yang and any director or executive officer of the Company. There are no transactions involving Mr. Yang that would be required to be disclosed under Item 7.B of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super X AI Technology Limited

Date: June 8, 2026	By:	/s/ Guili Miao
	Name:	Ms. Guili Miao
	Title:	Chief Financial Officer

2